FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  April, 2008

Commission File Number 0-22617

MINCO GOLD CORPORATION

(Formerly “Minco Mining & Metals Corporation”)

(Registrant's name)

1055 West Georgia Street, Suite 2772

Vancouver, British Columbia, Canada  V6E 3R5

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F

☑

Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

1.

April 30, 2008

Minco Gold Corporation is pleased to report that a comprehensive exploration program has started on the Changkeng Gold project located in Guangdong Province, China.  The program is comprised of 15,000 metres of diamond core drilling, preliminary metallurgical testing, and a hydrological & geotechnical assessment on the project.  Following the completion of the drill program, an updated resource estimate will be prepared and an exploration report will be generated for permitting purposes.  These completed studies will serve as the basis for an independent Preliminary Economic Assessment (“PEA”) on the project.

For further details see the attached Exhibit.

2.

Exhibits

2.1

News Release dated April 30, 2008.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO GOLD CORPORATION

(Registrant)

/s/Garnet Clark

Date:  April 30, 2008

Garnet Clark

Chief Financial Officer

Exhibit 2.1

TSX: MMM AMEX: MGH FSE: MI5
For Immediate Release	April 30, 2008

NEWS RELEASE

MINCO GOLD BEGINS A COMPREHENSIVE EXPLORATION PROGRAM ON ITS CHANGKENG GOLD PROJECT

Minco Gold Corporation (the "Company" or "Minco Gold") (TSX:MMM/AMEX:MGH/FSE:MI5) is pleased to report that a comprehensive exploration program has started on the Changkeng Gold project located in Guangdong Province, China.  The program is comprised of 15,000 metres of diamond core drilling, preliminary metallurgical testing, and a hydrological & geotechnical assessment on the project.  Following the completion of the drill program, an updated resource estimate will be prepared and an exploration report will be generated for permitting purposes.  These completed studies will serve as the basis for an independent Preliminary Economic Assessment (“PEA”) on the project.

To date, a total of 81 drill holes have defined a minimum strike length of +650 metres with drilling conducted on approximate 40 metre section spacing and holes on section between 20 metres to 80 metres apart.  On March 12, 2008, the Company released a NI 43-101 compliant resource estimate which contains an indicated resource of 2.1 million tonnes @ 5.61 grams per tonne (g/t) gold (Au) for a total of 379,000 oz Au and an inferred resource of 2.2 million tonnes @ 4.82 g/t Au for a total of 333,400 oz Au.  The study also identified areas where inferred resources can be upgraded to indicated and the overall deposit can be expanded.  An updated NI 43-101 resource estimate technical report has been filed on SEDAR and is available at www.sedar.com.

The Changkeng Gold deposit lies immediately northward of Minco Silver’s Fuwan Silver deposit and remains open along strike to the northeast and southwest.  The combined 15,000 metre diamond core drill program will take place in 2 parts. The first round of drilling consists of approximately 8,000 metres and is targeting resource expansion through step out drilling as well as increasing the indicated resources thru in-fill drilling.  Minco Gold is currently operating 4 drill rigs on the property.

Additionally, BGRIMM (Beijing General Research Institute of Mining & Metallurgy), located in Beijing, China, has already begun metallurgical studies of the Changkeng mineralization which will be adequate for completing a PEA Study.  Representative material has been sent to their laboratory and the test work is in progress.  Initial metallurgical test work done by the 757 Exploration Team in 1995 has indicated that good recoveries for gold and silver can be obtained through flotation.

The Company also wishes to report that a hydro-geological program on the project is planned to start in the near term and will be carried out by the 757 Exploration Team. Initial work was undertaken by the 757 Exploration Team from November, 2006 to May, 2007. Regional hydro-geological survey/mapping was conducted over an area of approximately 51 square kilometers and will be followed up by a more detailed survey over the project area.

About Minco Gold

Minco Gold Corporation (TSX:MMM/AMEX:MGH/FSE:MI5) is a Canadian mining company involved in the direct acquisition and development of high-grade, advanced stage gold properties in China. The Company owns an exploration property portfolio covering more than 1,500 square kilometres of mineral rights in China. For more information on Minco Gold and its properties, please visit the website at www.mincomining.ca or contact Ute Koessler at 1-888-288-8288 or (604)-688-8002 info@mincomining.ca.

ON BEHALF OF THE BOARD

“Dr. Ken Z. Cai”

President & CEO

The TSX has neither approved nor disapproved of the information contained herein. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties which could cause actual results to vary considerably from these statements. The risks and uncertainties include those described in Minco Gold’s annual report on Form 20-F filed with the U.S. Securities and Exchange Commission.  Forward Looking Statements: Statements in this news are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including  risks related to the exploration stage of the company’s projects; market fluctuations in prices for securities of exploration stage companies; uncertainties about the availability of additional financing; uncertainties related to fluctuations in gold prices; the possibility that Minco Gold Corporation may change its plans with respect to one or more properties; and other risks and uncertainties described in the company’s annual report on Form 20-F and Reports on Form 6-K filed with or furnished to the U.S. Securities and Exchange Commission. Although we believe the expectations reflected in our forward looking statements are reasonable, results may vary, and we cannot guarantee future results, levels of activity, performance or achievements.